EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus, dated May 22, 2015, of Emergent BioSolutions Inc. and Subsidiaries for the registration of debt securities, common stock, preferred stock, depository shares, purchase contracts, purchase units, and warrants and to the incorporation by reference therein of our reports dated March 6, 2015, with respect to the consolidated financial statements  of Emergent BioSolutions Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Emergent BioSolutions Inc. and Subsidiaries, included in their Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
May 22, 2015